Exhibit 99.2

Q4	Supplementary Financial Information Fourth Quarter 2022

BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q4 2022	Q4 2021	$ change	% change	TOTAL 2022	TOTAL 2021	$ change	% change
Operating revenues
Service	5,353	5,243	110	2.1%	20,956	20,350	606	3.0%
Product	1,086	966	120	12.4%	3,218	3,099	119	3.8%
Total operating revenues	6,439	6,209	230	3.7%	24,174	23,449	725	3.1%
Operating costs	(4,002)	(3,779)	(223)	(5.9%)	(13,975)	(13,556)	(419)	(3.1%)
Adjusted EBITDA (A)	2,437	2,430	7	0.3%	10,199	9,893	306	3.1%
Adjusted EBITDA margin (B)(4)	37.8%	39.1%		(1.3) pts	42.2%	42.2%		-
Severance, acquisition and other costs	(19)	(63)	44	69.8%	(94)	(209)	115	55.0%
Depreciation	(922)	(925)	3	0.3%	(3,660)	(3,627)	(33)	(0.9%)
Amortization	(270)	(251)	(19)	(7.6%)	(1,063)	(982)	(81)	(8.2%)
Finance costs
Interest expense	(319)	(275)	(44)	(16.0%)	(1,146)	(1,082)	(64)	(5.9%)
Net return (interest) on post-employment benefit plans	13	(5)	18	n.m.	51	(20)	71	n.m.
Impairment of assets	(150)	(30)	(120)	n.m.	(279)	(197)	(82)	(41.6%)
Other income (expense)	19	26	(7)	(26.9%)	(115)	160	(275)	n.m.
Income taxes	(222)	(249)	27	10.8%	(967)	(1,044)	77	7.4%
Net earnings	567	658	(91)	(13.8%)	2,926	2,892	34	1.2%

Net earnings attributable to:
Common shareholders	528	625	(97)	(15.5%)	2,716	2,709	7	0.3%
Preferred shareholders	44	33	11	33.3%	152	131	21	16.0%
Non-controlling interest	(5)	-	(5)	n.m.	58	52	6	11.5%
Net earnings	567	658	(91)	(13.8%)	2,926	2,892	34	1.2%

Net earnings per common share - basic and diluted	$0.58	$0.69	$(0.11)	(15.9%)	$2.98	$2.99	$(0.01)	(0.3%)

Dividends per common share	$0.9200	$0.8750	$0.0450	5.1%	$3.6800	$3.5000	$0.1800	5.1%

Weighted average number of common shares outstanding - basic (millions)	912.0	908.8			911.5	906.3
Weighted average number of common shares outstanding - diluted (millions)	912.2	909.6			912.0	906.7
Number of common shares outstanding (millions)	912.0	909.0			912.0	909.0

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	528	625	(97)	(15.5%)	2,716	2,709	7	0.3%
Reconciling items:
Severance, acquisition and other costs	19	63	(44)	(69.8%)	94	209	(115)	(55.0%)
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(27)	(57)	30	52.6%	53	(278)	331	n.m.
Net equity losses on investment in associates and joint ventures	-	35	(35)	(100.0%)	42	49	(7)	(14.3%)
Net losses (gains) on investments	29	6	23	n.m.	(24)	6	(30)	n.m.
Early debt redemption costs	-	-	-	-	18	53	(35)	(66.0%)
Impairment of assets	150	30	120	n.m.	279	197	82	41.6%
Income taxes for the above reconciling items	(37)	(9)	(28)	n.m.	(117)	(48)	(69)	n.m.
Non-controlling interest (NCI) for the above reconciling items	(8)	(1)	(7)	n.m.	(4)	(2)	(2)	(100.0%)
Adjusted net earnings (A)	654	692	(38)	(5.5%)	3,057	2,895	162	5.6%
Adjusted EPS (A)	$0.71	$0.76	$(0.05)	(6.6%)	$3.35	$3.19	$0.16	5.0%

n.m. : not meaningful

(A)

Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to note 3.3, Total of segments measures, note 3.1, Non-GAAP financial measures and note 3.2, Non-GAAP ratios in the Accompanying Notes to this report for more information on these measures.

(B)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Operating revenues
Service	20,956	5,353	5,193	5,233	5,177	20,350	5,243	5,099	5,040	4,968
Product	3,218	1,086	831	628	673	3,099	966	737	658	738
Total operating revenues	24,174	6,439	6,024	5,861	5,850	23,449	6,209	5,836	5,698	5,706
Operating costs	(13,975)	(4,002)	(3,436)	(3,271)	(3,266)	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)
Adjusted EBITDA	10,199	2,437	2,588	2,590	2,584	9,893	2,430	2,558	2,476	2,429
Adjusted EBITDA margin	42.2%	37.8%	43.0%	44.2%	44.2%	42.2%	39.1%	43.8%	43.5%	42.6%
Severance, acquisition and other costs	(94)	(19)	(22)	(40)	(13)	(209)	(63)	(50)	(7)	(89)
Depreciation	(3,660)	(922)	(914)	(933)	(891)	(3,627)	(925)	(902)	(905)	(895)
Amortization	(1,063)	(270)	(267)	(266)	(260)	(982)	(251)	(245)	(248)	(238)
Finance costs
Interest expense	(1,146)	(319)	(298)	(269)	(260)	(1,082)	(275)	(272)	(268)	(267)
Net return (interest) on post-employment benefit plans	51	13	13	7	18	(20)	(5)	(5)	(5)	(5)
Impairment of assets	(279)	(150)	(21)	(106)	(2)	(197)	(30)	-	(164)	(3)
Other (expense) income	(115)	19	(130)	(97)	93	160	26	35	91	8
Income taxes	(967)	(222)	(178)	(232)	(335)	(1,044)	(249)	(306)	(236)	(253)
Net earnings	2,926	567	771	654	934	2,892	658	813	734	687

Net earnings attributable to:
Common shareholders	2,716	528	715	596	877	2,709	625	757	685	642
Preferred shareholders	152	44	39	35	34	131	33	34	32	32
Non-controlling interest	58	(5)	17	23	23	52	-	22	17	13
Net earnings	2,926	567	771	654	934	2,892	658	813	734	687

Net earnings per common share - basic and diluted	$2.98	$0.58	$0.78	$0.66	$0.96	$2.99	$0.69	$0.83	$0.76	$0.71

Dividends per common share	$3.6800	$0.9200	$0.9200	$0.9200	$0.9200	$3.5000	$0.8750	$0.8750	$0.8750	$0.8750

Weighted average number of common shares outstanding - basic (millions)	911.5	912.0	911.9	911.9	910.1	906.3	908.8	906.9	905.0	904.5
Weighted average number of common shares outstanding - diluted (millions)	912.0	912.2	912.3	912.8	910.8	906.7	909.6	907.6	905.3	904.5
Number of common shares outstanding (millions)	912.0	912.0	911.9	911.9	911.8	909.0	909.0	908.8	905.7	904.6

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	2,716	528	715	596	877	2,709	625	757	685	642
Reconciling items:
Severance, acquisition and other costs	94	19	22	40	13	209	63	50	7	89
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	53	(27)	74	81	(75)	(278)	(57)	(61)	(100)	(60)
Net equity losses on investments in associates and joint ventures	42	-	-	42	-	49	35	-	14	-
Net (gains) losses on investments	(24)	29	-	(16)	(37)	6	6	-	-	-
Early debt redemption costs	18	-	-	-	18	53	-	-	-	53
Impairment of assets	279	150	21	106	2	197	30	-	164	3
Income taxes for the above reconciling items	(117)	(37)	(31)	(62)	13	(48)	(9)	2	(18)	(23)
NCI for the above reconciling items	(4)	(8)	-	4	-	(2)	(1)	-	(1)	-
Adjusted net earnings	3,057	654	801	791	811	2,895	692	748	751	704
Adjusted EPS	$3.35	0.71	$0.88	$0.87	$0.89	$3.19	$0.76	$0.82	$0.83	$0.78

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 3

BCE (1) (2)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2022	Q4 2021	$ change	% change	TOTAL 2022	TOTAL 2021	$ change	% change

Operating revenues
Bell Wireless	2,666	2,475	191	7.7%	9,588	8,999	589	6.5%
Bell Wireline	3,094	3,079	15	0.5%	12,148	12,178	(30)	(0.2%)
Bell Media	889	849	40	4.7%	3,254	3,036	218	7.2%
Inter-segment eliminations	(210)	(194)	(16)	(8.2%)	(816)	(764)	(52)	(6.8%)
Total	6,439	6,209	230	3.7%	24,174	23,449	725	3.1%

Operating costs
Bell Wireless	(1,676)	(1,524)	(152)	(10.0%)	(5,451)	(5,146)	(305)	(5.9%)
Bell Wireline	(1,776)	(1,753)	(23)	(1.3%)	(6,831)	(6,863)	32	0.5%
Bell Media	(760)	(696)	(64)	(9.2%)	(2,509)	(2,311)	(198)	(8.6%)
Inter-segment eliminations	210	194	16	8.2%	816	764	52	6.8%
Total	(4,002)	(3,779)	(223)	(5.9%)	(13,975)	(13,556)	(419)	(3.1%)

Adjusted EBITDA
Bell Wireless	990	951	39	4.1%	4,137	3,853	284	7.4%
Margin	37.1%	38.4%		(1.3) pts	43.1%	42.8%		0.3 pts
Bell Wireline	1,318	1,326	(8)	(0.6%)	5,317	5,315	2	-
Margin	42.6%	43.1%		(0.5) pts	43.8%	43.6%		0.2 pts
Bell Media	129	153	(24)	(15.7%)	745	725	20	2.8%
Margin	14.5%	18.0%		(3.5) pts	22.9%	23.9%		(1.0) pts
Total	2,437	2,430	7	0.3%	10,199	9,893	306	3.1%
Margin	37.8%	39.1%		(1.3) pts	42.2%	42.2%		-

Capital expenditures
Bell Wireless	308	273	(35)	(12.8%)	1,084	1,120	36	3.2%
Capital intensity (A)(4)	11.6%	11.0%		(0.6) pts	11.3%	12.4%		1.1 pts
Bell Wireline	1,251	1,141	(110)	(9.6%)	3,887	3,612	(275)	(7.6%)
Capital intensity	40.4%	37.1%		(3.3) pts	32.0%	29.7%		(2.3) pts
Bell Media	79	52	(27)	(51.9%)	162	120	(42)	(35.0%)
Capital intensity	8.9%	6.1%		(2.8) pts	5.0%	4.0%		(1.0) pts
Total	1,638	1,466	(172)	(11.7%)	5,133	4,852	(281)	(5.8%)
Capital intensity	25.4%	23.6%		(1.8) pts	21.2%	20.7%		(0.5) pts

(A)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 4

BCE (2)

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Operating revenues
Bell Wireless	9,588	2,666	2,466	2,246	2,210	8,999	2,475	2,296	2,128	2,100
Bell Wireline	12,148	3,094	3,046	2,995	3,013	12,178	3,079	3,015	3,003	3,081
Bell Media	3,254	889	719	821	825	3,036	849	719	755	713
Inter-segment eliminations	(816)	(210)	(207)	(201)	(198)	(764)	(194)	(194)	(188)	(188)
Total	24,174	6,439	6,024	5,861	5,850	23,449	6,209	5,836	5,698	5,706

Operating costs
Bell Wireless	(5,451)	(1,676)	(1,377)	(1,197)	(1,201)	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)
Bell Wireline	(6,831)	(1,776)	(1,729)	(1,680)	(1,646)	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)
Bell Media	(2,509)	(760)	(537)	(595)	(617)	(2,311)	(696)	(504)	(541)	(570)
Inter-segment eliminations	816	210	207	201	198	764	194	194	188	188
Total	(13,975)	(4,002)	(3,436)	(3,271)	(3,266)	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)

Adjusted EBITDA
Bell Wireless	4,137	990	1,089	1,049	1,009	3,853	951	1,010	969	923
Margin	43.1%	37.1%	44.2%	46.7%	45.7%	42.8%	38.4%	44.0%	45.5%	44.0%
Bell Wireline	5,317	1,318	1,317	1,315	1,367	5,315	1,326	1,333	1,293	1,363
Margin	43.8%	42.6%	43.2%	43.9%	45.4%	43.6%	43.1%	44.2%	43.1%	44.2%
Bell Media	745	129	182	226	208	725	153	215	214	143
Margin	22.9%	14.5%	25.3%	27.5%	25.2%	23.9%	18.0%	29.9%	28.3%	20.1%
Total	10,199	2,437	2,588	2,590	2,584	9,893	2,430	2,558	2,476	2,429
Margin	42.2%	37.8%	43.0%	44.2%	44.2%	42.2%	39.1%	43.8%	43.5%	42.6%

Capital expenditures
Bell Wireless	1,084	308	248	280	248	1,120	273	255	306	286
Capital intensity	11.3%	11.6%	10.1%	12.5%	11.2%	12.4%	11.0%	11.1%	14.4%	13.6%
Bell Wireline	3,887	1,251	1,038	910	688	3,612	1,141	884	880	707
Capital intensity	32.0%	40.4%	34.1%	30.4%	22.8%	29.7%	37.1%	29.3%	29.3%	22.9%
Bell Media	162	79	31	29	23	120	52	25	24	19
Capital intensity	5.0%	8.9%	4.3%	3.5%	2.8%	4.0%	6.1%	3.5%	3.2%	2.7%
Total	5,133	1,638	1,317	1,219	959	4,852	1,466	1,164	1,210	1,012
Capital intensity	21.2%	25.4%	21.9%	20.8%	16.4%	20.7%	23.6%	19.9%	21.2%	17.7%

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 5

Bell Wireless (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2022	Q4 2021	% change	TOTAL 2022	TOTAL 2021	% change

Bell Wireless

Operating revenues

External service revenues	1,735	1,641	5.7%	6,821	6,355	7.3%

Inter-segment service revenues	12	11	9.1%	44	45	(2.2%)

Operating service revenues	1,747	1,652	5.8%	6,865	6,400	7.3%

External product revenues	917	821	11.7%	2,714	2,593	4.7%

Inter-segment product revenues	2	2	-	9	6	50.0%

Operating product revenues	919	823	11.7%	2,723	2,599	4.8%

Total external revenues	2,652	2,462	7.7%	9,535	8,948	6.6%

Total operating revenues	2,666	2,475	7.7%	9,588	8,999	6.5%

Operating costs	(1,676)	(1,524)	(10.0%)	(5,451)	(5,146)	(5.9%)

Adjusted EBITDA	990	951	4.1%	4,137	3,853	7.4%

Adjusted EBITDA margin	37.1%	38.4%	(1.3) pts	43.1%	42.8%	0.3 pts

Capital expenditures	308	273	(12.8%)	1,084	1,120	3.2%

Capital intensity	11.6%	11.0%	(0.6) pts	11.3%	12.4%	1.1 pts

Mobile phone subscribers(4)

Gross subscriber activations	605,034	495,076	22.2%	1,953,912	1,653,771	18.1%

Postpaid	467,294	373,621	25.1%	1,355,772	1,201,659	12.8%

Prepaid	137,740	121,455	13.4%	598,140	452,112	32.3%
Net subscriber activations (losses)	122,621	109,726	11.8%	489,901	294,842	66.2%

Postpaid	154,617	109,527	41.2%	439,842	301,706	45.8%

Prepaid	(31,996)	199	n.m.	50,059	(6,864)	n.m.

Subscribers end of period (EOP)	9,949,086	9,459,185	5.2%	9,949,086	9,459,185	5.2%

Postpaid	9,069,887	8,630,045	5.1%	9,069,887	8,630,045	5.1%

Prepaid	879,199	829,140	6.0%	879,199	829,140	6.0%

Blended average revenue per user (ARPU) ($/month)(A)(4)	58.88	58.61	0.5%	59.30	57.66	2.8%

Blended churn (%) (average per month)(4)	1.63%	1.37%	(0.26) pts	1.27%	1.23%	(0.04) pts

Postpaid	1.22%	1.08%	(0.14) pts	0.92%	0.93%	0.01 pts

Prepaid	5.74%	4.42%	(1.32) pts	4.85%	4.31%	(0.54) pts

Mobile connected device subscribers(4)

Net subscriber activations	104,447	38,998	n.m.	202,024	193,641	4.3%

Subscribers EOP	2,451,818	2,249,794	9.0%	2,451,818	2,249,794	9.0%

n.m. : not meaningful

(A)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 6

Bell Wireless - Historical Trend (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Bell Wireless
Operating revenues

External service revenues	6,821	1,735	1,759	1,692	1,635	6,355	1,641	1,642	1,569	1,503

Inter-segment service revenues	44	12	10	11	11	45	11	12	11	11

Operating service revenues	6,865	1,747	1,769	1,703	1,646	6,400	1,652	1,654	1,580	1,514

External product revenues	2,714	917	692	542	563	2,593	821	642	546	584

Inter-segment product revenues	9	2	5	1	1	6	2	-	2	2

Operating product revenues	2,723	919	697	543	564	2,599	823	642	548	586

Total external revenues	9,535	2,652	2,451	2,234	2,198	8,948	2,462	2,284	2,115	2,087

Total operating revenues	9,588	2,666	2,466	2,246	2,210	8,999	2,475	2,296	2,128	2,100

Operating costs	(5,451)	(1,676)	(1,377)	(1,197)	(1,201)	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)

Adjusted EBITDA	4,137	990	1,089	1,049	1,009	3,853	951	1,010	969	923

Adjusted EBITDA margin	43.1%	37.1%	44.2%	46.7%	45.7%	42.8%	38.4%	44.0%	45.5%	44.0%

Capital expenditures	1,084	308	248	280	248	1,120	273	255	306	286

Capital intensity	11.3%	11.6%	10.1%	12.5%	11.2%	12.4%	11.0%	11.1%	14.4%	13.6%

Mobile phone subscribers

Gross subscriber activations	1,953,912	605,034	583,700	415,270	349,908	1,653,771	495,076	470,165	348,403	340,127

Postpaid	1,355,772	467,294	391,165	266,600	230,713	1,201,659	373,621	336,328	242,720	248,990

Prepaid	598,140	137,740	192,535	148,670	119,195	452,112	121,455	133,837	105,683	91,137

Net subscriber activations (losses)	489,901	122,621	224,343	110,761	32,176	294,842	109,726	136,464	46,247	2,405

Postpaid	439,842	154,617	167,798	83,197	34,230	301,706	109,527	114,821	44,433	32,925

Prepaid	50,059	(31,996)	56,545	27,564	(2,054)	(6,864)	199	21,643	1,814	(30,520)

Subscribers EOP	9,949,086	9,949,086	9,826,465	9,602,122	9,491,361	9,459,185	9,459,185	9,349,459	9,212,995	9,166,748

Postpaid	9,069,887	9,069,887	8,915,270	8,747,472	8,664,275	8,630,045	8,630,045	8,520,518	8,405,697	8,361,264

Prepaid	879,199	879,199	911,195	854,650	827,086	829,140	829,140	828,941	807,298	805,484

Blended ARPU ($/month)	59.30	58.88	60.76	59.54	57.98	57.66	58.61	59.47	57.36	55.17

Blended churn (%) (average per month)	1.27%	1.63%	1.24%	1.07%	1.12%	1.23%	1.37%	1.21%	1.10%	1.23%

Postpaid	0.92%	1.22%	0.90%	0.75%	0.79%	0.93%	1.08%	0.93%	0.83%	0.89%

Prepaid	4.85%	5.74%	4.58%	4.41%	4.61%	4.31%	4.42%	4.15%	3.98%	4.68%

Mobile connected device subscribers

Net subscriber activations (losses)	202,024	104,447	49,044	(344)	48,877	193,641	38,998	33,035	47,449	74,159

Subscribers EOP	2,451,818	2,451,818	2,347,371	2,298,327	2,298,671	2,249,794	2,249,794	2,210,796	2,177,761	2,130,312

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 7

Bell Wireline (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2022	Q4 2021	% change	TOTAL 2022	TOTAL 2021	% change
Bell Wireline
Operating revenues
Data	2,006	1,986	1.0%	7,920	7,871	0.6%
Voice	736	779	(5.5%)	3,002	3,154	(4.8%)
Other services	77	75	2.7%	309	289	6.9%
External service revenues	2,819	2,840	(0.7%)	11,231	11,314	(0.7%)
Inter-segment service revenues	105	94	11.7%	412	358	15.1%
Operating service revenues	2,924	2,934	(0.3%)	11,643	11,672	(0.2%)
Data	157	132	18.9%	459	463	(0.9%)
Equipment and other	12	13	(7.7%)	45	43	4.7%
External product revenues	169	145	16.6%	504	506	(0.4%)
Inter-segment product revenues	1	-	n.m	1	-	n.m
Operating product revenues	170	145	17.2%	505	506	(0.2%)
Total external revenues	2,988	2,985	0.1%	11,735	11,820	(0.7%)
Total operating revenues	3,094	3,079	0.5%	12,148	12,178	(0.2%)
Operating costs	(1,776)	(1,753)	(1.3%)	(6,831)	(6,863)	0.5%
Adjusted EBITDA	1,318	1,326	(0.6%)	5,317	5,315	-
Adjusted EBITDA margin	42.6%	43.1%	(0.5) pts	43.8%	43.6%	0.2 pts

Capital expenditures	1,251	1,141	(9.6%)	3,887	3,612	(7.6%)

Capital intensity	40.4%	37.1%	(3.3) pts	32.0%	29.7%	(2.3) pts
Retail high-speed Internet subscribers(4)

Retail net subscriber activations	63,466	47,618	33.3%	201,762	152,285	32.5%

Retail subscribers EOP(A) (B)	4,258,570	3,861,653	10.3%	4,258,570	3,861,653	10.3%
Retail TV subscribers(4)

Retail net subscriber activations (losses)	14,183	6,049	n.m.	5,148	2,530	n.m.

Internet protocol television (IPTV)	40,209	29,191	37.7%	94,400	76,068	24.1%

Satellite	(26,026)	(23,142)	(12.5%)	(89,252)	(73,538)	(21.4%)

Total retail subscribers EOP(A) (B)	2,751,498	2,735,010	0.6%	2,751,498	2,735,010	0.6%

IPTV(A) (B)	1,988,181	1,882,441	5.6%	1,988,181	1,882,441	5.6%

Satellite	763,317	852,569	(10.5%)	763,317	852,569	(10.5%)
Retail residential network access services (NAS)(4)

Retail residential NAS lines net losses	(37,878)	(40,211)	5.8%	(175,788)	(185,327)	5.1%

Retail residential NAS lines(A) (B)	2,190,771	2,298,605	(4.7%)	2,190,771	2,298,605	(4.7%)

n.m. : not meaningful

(A)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

(B)

In Q4 2022, as a result of the acquisition of Distributel Communications Limited (Distributel), our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 8

Bell Wireline - Historical Trend (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Bell Wireline
Operating revenues
Data	7,920	2,006	1,987	1,974	1,953	7,871	1,986	1,976	1,944	1,965
Voice	3,002	736	739	756	771	3,154	779	778	794	803
Other services	309	77	77	78	77	289	75	73	67	74
External service revenues	11,231	2,819	2,803	2,808	2,801	11,314	2,840	2,827	2,805	2,842
Inter-segment service revenues	412	105	104	101	102	358	94	93	86	85
Operating service revenues	11,643	2,924	2,907	2,909	2,903	11,672	2,934	2,920	2,891	2,927
Data	459	157	130	73	99	463	132	86	101	144
Equipment and other	45	12	9	13	11	43	13	9	11	10
External product revenues	504	169	139	86	110	506	145	95	112	154
Inter-segment product revenues	1	1	-	-	-	-	-	-	-	-
Operating product revenues	505	170	139	86	110	506	145	95	112	154
Total external revenues	11,735	2,988	2,942	2,894	2,911	11,820	2,985	2,922	2,917	2,996
Total operating revenues	12,148	3,094	3,046	2,995	3,013	12,178	3,079	3,015	3,003	3,081
Operating costs	(6,831)	(1,776)	(1,729)	(1,680)	(1,646)	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)
Adjusted EBITDA	5,317	1,318	1,317	1,315	1,367	5,315	1,326	1,333	1,293	1,363
Adjusted EBITDA margin	43.8%	42.6%	43.2%	43.9%	45.4%	43.6%	43.1%	44.2%	43.1%	44.2%

Capital expenditures	3,887	1,251	1,038	910	688	3,612	1,141	884	880	707
Capital intensity	32.0%	40.4%	34.1%	30.4%	22.8%	29.7%	37.1%	29.3%	29.3%	22.9%
Retail high-speed Internet subscribers

Retail net subscriber activations	201,762	63,466	89,652	22,620	26,024	152,285	47,618	65,779	17,680	21,208

Retail subscribers EOP(A) (B)	4,258,570	4,258,570	4,067,039	3,977,387	3,954,767	3,861,653	3,861,653	3,814,035	3,748,256	3,730,576

Retail TV subscribers

Retail net subscriber activations (losses)	5,148	14,183	10,853	(11,527)	(8,361)	2,530	6,049	10,521	(4,928)	(9,112)

IPTV	94,400	40,209	38,093	3,838	12,260	76,068	29,191	31,641	4,540	10,696

Satellite	(89,252)	(26,026)	(27,240)	(15,365)	(20,621)	(73,538)	(23,142)	(21,120)	(9,468)	(19,808)

Total retail subscribers EOP(A) (B)	2,751,498	2,751,498	2,735,000	2,724,147	2,735,674	2,735,010	2,735,010	2,728,961	2,718,440	2,723,368

IPTV(A) (B)	1,988,181	1,988,181	1,945,657	1,907,564	1,903,726	1,882,441	1,882,441	1,853,250	1,821,609	1,817,069

Satellite	763,317	763,317	789,343	816,583	831,948	852,569	852,569	875,711	896,831	906,299

Retail residential NAS

Retail residential NAS lines net losses	(175,788)	(37,878)	(42,853)	(52,712)	(42,345)	(185,327)	(40,211)	(42,755)	(51,292)	(51,069)

Retail residential NAS lines(A) (B)	2,190,771	2,190,771	2,164,151	2,207,004	2,259,716	2,298,605	2,298,605	2,338,816	2,381,571	2,432,863

(A)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

(B)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 9

BCE

Net debt and other information (2)

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
						December 31 2022	September 30 2022	June 30 2022	March 31 2022	December 31 2021

Long-term debt						27,783	26,767	27,007	26,877	27,048
Debt due within one year						4,137	4,686	3,309	3,082	2,625
50% of preferred shares						1,935	1,943	1,943	1,943	2,002
Cash						(99)	(583)	(596)	(178)	(289)
Cash equivalents						(50)	(150)	-	-	-
Net debt (A)						33,706	32,663	31,663	31,724	31,386

Net debt leverage ratio (A)						3.30	3.20	3.12	3.16	3.17
Adjusted EBITDA /adjusted net interest expense ratio (A)						8.50	8.90	9.01	8.94	8.77

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)			Q4 2022	Q4 2021	$ change	% change	TOTAL 2022	TOTAL 2021	$ change	% change
Free cash flow (FCF) (A)
Cash flows from operating activities			2,056	1,743	313	18.0%	8,365	8,008	357	4.5%
Capital expenditures			(1,638)	(1,466)	(172)	(11.7%)	(5,133)	(4,852)	(281)	(5.8%)
Cash dividends paid on preferred shares			(42)	(32)	(10)	(31.3%)	(136)	(125)	(11)	(8.8%)
Cash dividends paid by subsidiaries to non-controlling interest			(3)	(45)	42	93.3%	(39)	(86)	47	54.7%
Acquisition and other costs paid			3	29	(26)	(89.7%)	10	35	(25)	(71.4%)
FCF			376	229	147	64.2%	3,067	2,980	87	2.9%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	TOTAL 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021

FCF
Cash flows from operating activities	8,365	2,056	1,996	2,597	1,716	8,008	1,743	1,774	2,499	1,992
Capital expenditures	(5,133)	(1,638)	(1,317)	(1,219)	(959)	(4,852)	(1,466)	(1,164)	(1,210)	(1,012)
Cash dividends paid on preferred shares	(136)	(42)	(27)	(34)	(33)	(125)	(32)	(31)	(31)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(39)	(3)	(11)	(14)	(11)	(86)	(45)	(13)	(15)	(13)
Acquisition and other costs paid	10	3	1	3	3	35	29	-	2	4
FCF	3,067	376	642	1,333	716	2,980	229	566	1,245	940

(A)

Net debt and free cash flow are non-GAAP financial measures and net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures. Refer to note 3.1, Non-GAAP financial measures and note 3.4, Capital management measures in the Accompanying Notes to this report for more information on these measures.

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 10

BCE

Consolidated Statements of Financial Position (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2022	September 30 2022	June 30 2022	March 31 2022	December 31 2021
ASSETS
Current assets
Cash	99	583	596	178	289
Cash equivalents	50	150	-	-	-
Trade and other receivables	4,138	3,819	3,584	3,549	3,949
Inventory	656	627	565	567	482
Contract assets	436	383	373	386	414
Contract costs	540	613	594	564	507
Prepaid expenses	244	295	364	375	254
Other current assets	324	367	226	197	253
Assets held for sale	-	-	-	-	50
Total current assets	6,487	6,837	6,302	5,816	6,198
Non-current assets
Contract assets	288	247	237	247	251
Contract costs	603	431	366	365	387
Property, plant and equipment	29,256	28,473	28,157	28,108	28,235
Intangible assets	16,183	16,163	15,950	15,825	15,570
Deferred tax assets	84	98	107	108	105
Investments in associates and joint ventures	608	615	633	654	668
Post-employment benefit assets	3,559	3,678	4,247	4,110	3,472
Other non-current assets	1,355	1,318	1,307	1,378	1,306
Goodwill	10,906	10,700	10,724	10,724	10,572
Total non-current assets	62,842	61,723	61,728	61,519	60,566
Total assets	69,329	68,560	68,030	67,335	66,764
LIABILITIES
Current liabilities
Trade payables and other liabilities	5,221	4,602	4,248	3,841	4,455
Contract liabilities	857	801	785	838	799
Interest payable	281	194	253	162	247
Dividends payable	867	867	855	854	811
Current tax liabilities	106	263	299	189	141
Debt due within one year	4,137	4,686	3,309	3,082	2,625
Liabilities held for sale	-	-	-	-	35
Total current liabilities	11,469	11,413	9,749	8,966	9,113
Non-current liabilities
Contract liabilities	228	227	239	244	246
Long-term debt	27,783	26,767	27,007	26,877	27,048
Deferred tax liabilities	4,953	4,915	5,120	5,065	4,679
Post-employment benefit obligations	1,311	1,293	1,266	1,464	1,734
Other non-current liabilities	1,070	964	884	934	1,003
Total non-current liabilities	35,345	34,166	34,516	34,584	34,710
Total liabilities	46,814	45,579	44,265	43,550	43,823

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,870	3,885	3,885	3,885	4,003
Common shares	20,840	20,838	20,837	20,830	20,662
Contributed surplus	1,172	1,162	1,151	1,137	1,157
Accumulated other comprehensive (loss) income	(55)	10	273	355	213
Deficit	(3,649)	(3,254)	(2,709)	(2,740)	(3,400)
Total equity attributable to BCE shareholders	22,178	22,641	23,437	23,467	22,635
Non-controlling interest	337	340	328	318	306
Total equity	22,515	22,981	23,765	23,785	22,941
Total liabilities and equity	69,329	68,560	68,030	67,335	66,764
Number of common shares outstanding (millions)	912.0	911.9	911.9	911.8	909.0

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 11

BCE

Consolidated Cash Flow Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2022	Q4 2021	$ change	TOTAL 2022	TOTAL 2021	$ change

Net earnings	567	658	(91)	2,926	2,892	34
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	19	63	(44)	94	209	(115)
Depreciation and amortization	1,192	1,176	16	4,723	4,609	114
Post-employment benefit plans cost	47	69	(22)	198	286	(88)
Net interest expense	319	269	50	1,124	1,063	61
Impairment of assets	150	30	120	279	197	82
Losses (gains) on investments	29	6	23	(24)	6	(30)
Income taxes	222	249	(27)	967	1,044	(77)
Contributions to post-employment benefit plans	(12)	(69)	57	(140)	(282)	142
Payments under other post-employment benefit plans	(17)	(18)	1	(64)	(65)	1
Severance and other costs paid	(27)	(55)	28	(129)	(208)	79
Interest paid	(243)	(192)	(51)	(1,197)	(1,080)	(117)
Income taxes paid (net of refunds)	(340)	(302)	(38)	(749)	(913)	164
Acquisition and other costs paid	(3)	(29)	26	(10)	(35)	25
Change in contract assets	(94)	(21)	(73)	(59)	278	(337)
Change in wireless device financing plan receivables	(99)	(121)	22	22	(365)	387
Net change in operating assets and liabilities	346	30	316	404	372	32
Cash flows from operating activities	2,056	1,743	313	8,365	8,008	357
Capital expenditures	(1,638)	(1,466)	(172)	(5,133)	(4,852)	(281)
Cash dividends paid on preferred shares	(42)	(32)	(10)	(136)	(125)	(11)
Cash dividends paid by subsidiaries to non-controlling interest	(3)	(45)	42	(39)	(86)	47
Acquisition and other costs paid	3	29	(26)	10	35	(25)
Free cash flow	376	229	147	3,067	2,980	87
Business acquisitions	(287)	-	(287)	(429)	(12)	(417)
Business dispositions	(1)	-	(1)	52	-	52
Acquisition and other costs paid	(3)	(29)	26	(10)	(35)	25
Spectrum licences	-	(1,664)	1,664	(3)	(2,082)	2,079
Other investing activities	(13)	(23)	10	(4)	(72)	68
(Decrease) increase in notes payable	(511)	719	(1,230)	111	351	(240)
(Decrease) increase in securitized receivables	-	(130)	130	700	(150)	850
Issue of long-term debt	1,006	-	1,006	1,951	4,985	(3,034)
Repayment of long-term debt	(250)	(235)	(15)	(2,023)	(2,751)	728
Issue of common shares	2	16	(14)	171	261	(90)
Purchase of shares for settlement of share-based payments	(49)	(52)	3	(255)	(297)	42
Repurchase of preferred shares	(10)	-	(10)	(125)	-	(125)
Cash dividends paid on common shares	(839)	(795)	(44)	(3,312)	(3,132)	(180)
Other financing activities	(5)	(3)	(2)	(31)	19	(50)
	(960)	(2,196)	1,236	(3,207)	(2,915)	(292)
Net (decrease) increase in cash	(484)	(1,886)	1,402	(190)	65	(255)
Cash at beginning of period	583	2,175	(1,592)	289	224	65
Cash at end of period	99	289	(190)	99	289	(190)
Net (decrease) increase in cash equivalents	(100)	(81)	(19)	50	-	50
Cash equivalents at beginning of period	150	81	69	-	-	-
Cash equivalents at end of period	50	-	50	50	-	50

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Net earnings	2,926	567	771	654	934	2,892	658	813	734	687
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	94	19	22	40	13	209	63	50	7	89
Depreciation and amortization	4,723	1,192	1,181	1,199	1,151	4,609	1,176	1,147	1,153	1,133
Post-employment benefit plans cost	198	47	48	52	51	286	69	70	68	79
Net interest expense	1,124	319	282	265	258	1,063	269	268	263	263
Impairment of assets	279	150	21	106	2	197	30	-	164	3
(Gains) losses on investments	(24)	29	-	(16)	(37)	6	6	-	-	-
Income taxes	967	222	178	232	335	1,044	249	306	236	253
Contributions to post-employment benefit plans	(140)	(12)	(14)	(35)	(79)	(282)	(69)	(64)	(70)	(79)
Payments under other post-employment benefit plans	(64)	(17)	(17)	(15)	(15)	(65)	(18)	(16)	(16)	(15)
Severance and other costs paid	(129)	(27)	(44)	(30)	(28)	(208)	(55)	(31)	(79)	(43)
Interest paid	(1,197)	(243)	(385)	(196)	(373)	(1,080)	(192)	(352)	(230)	(306)
Income taxes paid (net of refunds)	(749)	(340)	(150)	(143)	(116)	(913)	(302)	(407)	(95)	(109)
Acquisition and other costs paid	(10)	(3)	(1)	(3)	(3)	(35)	(29)	-	(2)	(4)
Change in contract assets	(59)	(94)	(20)	23	32	278	(21)	53	102	144
Change in wireless device financing plan receivables	22	(99)	(6)	68	59	(365)	(121)	(92)	(61)	(91)
Net change in operating assets and liabilities	404	346	130	396	(468)	372	30	29	325	(12)
Cash flows from operating activities	8,365	2,056	1,996	2,597	1,716	8,008	1,743	1,774	2,499	1,992
Capital expenditures	(5,133)	(1,638)	(1,317)	(1,219)	(959)	(4,852)	(1,466)	(1,164)	(1,210)	(1,012)
Cash dividends paid on preferred shares	(136)	(42)	(27)	(34)	(33)	(125)	(32)	(31)	(31)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(39)	(3)	(11)	(14)	(11)	(86)	(45)	(13)	(15)	(13)
Acquisition and other costs paid	10	3	1	3	3	35	29	-	2	4
Free cash flow	3,067	376	642	1,333	716	2,980	229	566	1,245	940
Business acquisitions	(429)	(287)	(3)	-	(139)	(12)	-	(1)	(11)	-
Business dispositions	52	(1)	(1)	2	52	-	-	-	-	-
Acquisition and other costs paid	(10)	(3)	(1)	(3)	(3)	(35)	(29)	-	(2)	(4)
Spectrum licences	(3)	-	(3)	-	-	(2,082)	(1,664)	(418)	-	-
Other investing activities	(4)	(13)	(8)	27	(10)	(72)	(23)	(11)	(17)	(21)
Increase (decrease) in notes payable	111	(511)	(34)	187	469	351	719	(322)	311	(357)
Increase (decrease) in securitized receivables	700	-	700	-	-	(150)	(130)	(7)	-	(13)
Issue of long-term debt	1,951	1,006	-	-	945	4,985	-	1,570	500	2,915
Repayment of long-term debt	(2,023)	(250)	(270)	(245)	(1,258)	(2,751)	(235)	(249)	(2,041)	(226)
Issue of common shares	171	2	1	7	161	261	16	172	63	10
Purchase of shares for settlement of share-based payments	(255)	(49)	(49)	(51)	(106)	(297)	(52)	(83)	(71)	(91)
Repurchase of preferred shares	(125)	(10)	-	-	(115)	-	-	-	-	-
Cash dividends paid on common shares	(3,312)	(839)	(839)	(839)	(795)	(3,132)	(795)	(793)	(791)	(753)
Other financing activities	(31)	(5)	2	-	(28)	19	(3)	(14)	(44)	80
	(3,207)	(960)	(505)	(915)	(827)	(2,915)	(2,196)	(156)	(2,103)	1,540
Net (decrease) increase in cash	(190)	(484)	(13)	418	(111)	65	(1,886)	329	(158)	1,780
Cash at beginning of period	289	583	596	178	289	224	2,175	1,846	2,004	224
Cash at end of period	99	99	583	596	178	289	289	2,175	1,846	2,004
Net increase (decrease) in cash equivalents	50	(100)	150	-	-	-	(81)	81	(700)	700
Cash equivalents at beginning of period	-	150	-	-	-	-	81	-	700	-
Cash equivalents at end of period	50	50	150	-	-	-	-	81	-	700

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Refer to appendix A for a description of segment reporting changes to be implemented effective Q1 2023.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively, to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. For further details, see Note 2, Basis of presentation and significant accounting policies in the Q3 2022 consolidated interim financial statements.

(3)	Non-GAAP and other financial measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this report to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(3.1)	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 14

Below are descriptions of the non-GAAP financial measures that we use in this report to explain our results. Except for adjusted net interest expense, for which a reconciliation is provided below, reconciliations to the most directly comparable IFRS financial measures on a consolidated basis are set out earlier in this report.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders. Refer to pages 2 and 3 of this report for a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

Adjusted net interest expense

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see note 3.4, Capital management measures below. We use and believe that certain investors and analysts use the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following tables provide reconciliations of net interest expense to adjusted net interest expense on a consolidated basis.

	Q4 2022	Q4 2021

Net interest expense	1,124	1,063

50% of net earnings attributable to preferred shareholders	76	66

Adjusted net interest expense	1,200	1,129

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 15

Q3 2022

Net interest expense (nine months ended September 30, 2022)	805

Net interest expense (year ended December 31, 2021)	1,063

Net interest expense (nine months ended September 30, 2021)	(794)

12-month trailing net interest expense (ended September 30, 2022)	1,074

50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2022)	54

50% of net earnings attributable to preferred shareholders (year ended December 31, 2021)	66

50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2021)	(49)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended September 30, 2022)	71

Adjusted net interest expense for the twelve months ended September 30, 2022	1,145

Q2 2022

Net interest expense (six months ended June 30, 2022)	523

Net interest expense (year ended December 31, 2021)	1,063

Net interest expense (six months ended June 30, 2021)	(526)

12-month trailing net interest expense (ended June 30, 2022)	1,060

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2022)	35

50% of net earnings attributable to preferred shareholders (year ended December 31, 2021)	66

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2021)	(32)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended June 30, 2022)	69

Adjusted net interest expense for the twelve months ended June 30, 2022	1,129

Q1 2022

Net interest expense (three months ended March 31, 2022)	258

Net interest expense (year ended December 31, 2021)	1,063

Net interest expense (three months ended March 31, 2021)	(263)

12-month trailing net interest expense (ended March 31, 2022)	1,058

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2022)	17

50% of net earnings attributable to preferred shareholders (year ended December 31, 2021)	66

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2021)	(16)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended March 31, 2022)	67

Adjusted net interest expense for the twelve months ended March 31, 2022	1,125

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 16

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities. Refer to pages 10, 12 and 13 of this report for a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. Refer to page 10 of this report for a reconciliation of long-term debt to net debt on a consolidated basis.

(3.2)	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see note 3.1 – Non-GAAP financial measures above.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 17

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

(3.3)	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following tables provide reconciliations of net earnings to adjusted EBITDA on a consolidated basis.

	Total 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Net earnings	2,926	567	771	654	934

Severance, acquisition and other costs	94	19	22	40	13

Depreciation	3,660	922	914	933	891

Amortization	1,063	270	267	266	260

Finance costs

Interest expense	1,146	319	298	269	260

Net return on post-employment benefit plans	(51)	(13)	(13)	(7)	(18)

Impairment of assets	279	150	21	106	2

Other expense (income)	115	(19)	130	97	(93)

Income taxes	967	222	178	232	335

Adjusted EBITDA	10,199	2,437	2,588	2,590	2,584

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 18

	Total 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Net earnings	2,892	658	813	734	687

Severance, acquisition and other costs	209	63	50	7	89

Depreciation	3,627	925	902	905	895

Amortization	982	251	245	248	238

Finance costs

Interest expense	1,082	275	272	268	267

Net interest on post-employment benefit plans	20	5	5	5	5

Impairment of assets	197	30	-	164	3

Other income	(160)	(26)	(35)	(91)	(8)

Income taxes	1,044	249	306	236	253

Adjusted EBITDA	9,893	2,430	2,558	2,476	2,429

(3.4)	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see note 3.1, Non-GAAP financial measures above.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 19

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see note 3.1, Non-GAAP financial measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

(3.5)	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(4)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

Capital intensity is defined as capital expenditures divided by operating revenues.

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and Internet of Things) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 20

Q4	Appendix A: Restated Segmented Data (Historical Trend) for Q1 2023 Segment Reporting Changes

Segment reporting changes in 2023

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations. These factors will result in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, prior periods are being restated in 2023 for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc.

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) and advanced advertising services to customers nationally across Canada.

Appendix A provides restated results for Q1 2021 to Q4 2022 reflecting the segment reporting changes to be implemented effective Q1 2023.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 22

BCE

Restated - Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2022	Q4 22	Q3 22	Q2 22	Q1 22	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Operating revenues

Bell CTS(A)	21,301	5,649	5,401	5,135	5,116	20,797	5,454	5,213	5,039	5,091

Bell Media	3,254	889	719	821	825	3,036	849	719	755	713

Inter-segment eliminations(A)	(381)	(99)	(96)	(95)	(91)	(384)	(94)	(96)	(96)	(98)

Total	24,174	6,439	6,024	5,861	5,850	23,449	6,209	5,836	5,698	5,706

Operating costs

Bell CTS(A)	(11,847)	(3,341)	(2,995)	(2,771)	(2,740)	(11,629)	(3,177)	(2,870)	(2,777)	(2,805)

Bell Media	(2,509)	(760)	(537)	(595)	(617)	(2,311)	(696)	(504)	(541)	(570)

Inter-segment eliminations(A)	381	99	96	95	91	384	94	96	96	98

Total	(13,975)	(4,002)	(3,436)	(3,271)	(3,266)	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)

Adjusted EBITDA

Bell CTS(A)	9,454	2,308	2,406	2,364	2,376	9,168	2,277	2,343	2,262	2,286

Margin (A)	44.4%	40.9%	44.5%	46.0%	46.4%	44.1%	41.7%	44.9%	44.9%	44.9%

Bell Media	745	129	182	226	208	725	153	215	214	143

Margin	22.9%	14.5%	25.3%	27.5%	25.2%	23.9%	18.0%	29.9%	28.3%	20.1%

Total	10,199	2,437	2,588	2,590	2,584	9,893	2,430	2,558	2,476	2,429

Margin	42.2%	37.8%	43.0%	44.2%	44.2%	42.2%	39.1%	43.8%	43.5%	42.6%

Capital expenditures

Bell CTS	4,971	1,559	1,286	1,190	936	4,732	1,414	1,139	1,186	993

Capital intensity (A)	23.3%	27.6%	23.8%	23.2%	18.3%	22.8%	25.9%	21.8%	23.5%	19.5%

Bell Media	162	79	31	29	23	120	52	25	24	19

Capital intensity	5.0%	8.9%	4.3%	3.5%	2.8%	4.0%	6.1%	3.5%	3.2%	2.7%

Total	5,133	1,638	1,317	1,219	959	4,852	1,466	1,164	1,210	1,012

Capital intensity	21.2%	25.4%	21.9%	20.8%	16.4%	20.7%	23.6%	19.9%	21.2%	17.7%

(A)

Bell CTS operating revenues, operating revenues inter-segment eliminations, Bell CTS operating costs, operating costs inter-segment eliminations and Bell CTS adjusted EBITDA are non-GAAP financial measures and Bell CTS adjusted EBITDA margin and Bell CTS capital intensity are non-GAAP ratios. Refer to note 1, Non-GAAP financial measures and note 2, Non-GAAP ratios in the Non-GAAP and other financal measures section of this appendix for more information on these measures.

BCE Supplementary Financial Information - Fourth Quarter 2022 Page 23

Non-GAAP and other financial measures

(1)	Non-GAAP financial measures

Below are descriptions of the non-GAAP financial measures that we use in this appendix to present restated results reflecting the segment reporting changes to be implemented effective Q1 2023.

Bell CTS operating revenues

The term Bell CTS operating revenues does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Bell CTS operating revenues as BCE consolidated operating revenues, less Bell Media operating revenues, plus total inter-segment revenues, and less inter-segment revenues between Bell Wireless and Bell Wireline.

We have disclosed Bell CTS operating revenues for the periods from Q1 2021 to Q4 2022 because we believe this information may be useful to analysts and investors for the purpose of financial modelling and analysis of trends in business performance as a result of the segment reporting changes which will be implemented effective Q1 2023.

Effective Q1 2023, Bell CTS operating revenues will be presented in the Segmented Information note disclosed in our consolidated financial statements and therefore will no longer be classified as a non-GAAP financial measure.

The most directly comparable IFRS financial measure is BCE consolidated operating revenues. The following tables provide reconciliations of BCE consolidated operating revenues to Bell CTS operating revenues.

	Total 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

BCE consolidated operating revenues	24,174	6,439	6,024	5,861	5,850

Less: Bell Media operating revenues	(3,254)	(889)	(719)	(821)	(825)

Plus: Total inter-segment revenues	816	210	207	201	198

Less: Inter-segment revenues between Bell Wireless and Bell Wireline (1)	(435)	(111)	(111)	(106)	(107)

Bell CTS operating revenues	21,301	5,649	5,401	5,135	5,116

	Total 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021

BCE consolidated operating revenues	23,449	6,209	5,836	5,698	5,706

Less: Bell Media operating revenues	(3,036)	(849)	(719)	(755)	(713)

Plus: Total inter-segment revenues	764	194	194	188	188

Less: Inter-segment revenues between Bell Wireless and Bell Wireline (1)	(380)	(100)	(98)	(92)	(90)

Bell CTS operating revenues	20,797	5,454	5,213	5,039	5,091

(1)	Represents inter-segment revenues between Bell Wireless and Bell Wireline which are eliminated as Bell Wireless and Bell Wireline are being combined to form one single segment called Bell CTS. Inter-segment revenues between Bell Wireless and Bell Wireline are a component of total BCE inter-segment revenues.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 24

Operating revenues inter-segment eliminations

The term operating revenues inter-segment eliminations does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define operating revenues inter-segment eliminations as BCE consolidated operating revenues, less Bell Wireless operating revenues, less Bell Wireline operating revenues, less Bell Media operating revenues and plus inter-segment revenues between Bell Wireless and Bell Wireline.

We have disclosed operating revenues inter-segment eliminations for the periods from Q1 2021 to Q4 2022 because we believe this information may be useful to analysts and investors for the purpose of financial modelling and analysis of trends in business performance as a result of the segment reporting changes which will be implemented effective Q1 2023.

Effective Q1 2023, operating revenues inter-segment eliminations will be presented in the Segmented Information note disclosed in our consolidated financial statements and therefore will no longer be classified as a non-GAAP financial measure.

The most directly comparable IFRS financial measure is BCE consolidated operating revenues. The following tables provide reconciliations of BCE consolidated operating revenues to operating revenues inter-segment eliminations.

	Total 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

BCE consolidated operating revenues	24,174	6,439	6,024	5,861	5,850

Less: Bell Wireless operating revenues	(9,588)	(2,666)	(2,466)	(2,246)	(2,210)

Less: Bell Wireline operating revenues	(12,148)	(3,094)	(3,046)	(2,995)	(3,013)

Less: Bell Media operating revenues	(3,254)	(889)	(719)	(821)	(825)

Plus: Inter-segment revenues between Bell Wireless and Bell Wireline (1)	435	111	111	106	107

Operating revenues inter-segment eliminations	(381)	(99)	(96)	(95)	(91)

	Total 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021

BCE consolidated operating revenues	23,449	6,209	5,836	5,698	5,706

Less: Bell Wireless operating revenues	(8,999)	(2,475)	(2,296)	(2,128)	(2,100)

Less: Bell Wireline operating revenues	(12,178)	(3,079)	(3,015)	(3,003)	(3,081)

Less: Bell Media operating revenues	(3,036)	(849)	(719)	(755)	(713)

Plus: Inter-segment revenues between Bell Wireless and Bell Wireline (1)	380	100	98	92	90

Operating revenues inter-segment eliminations	(384)	(94)	(96)	(96)	(98)

(1)	Represents inter-segment revenues between Bell Wireless and Bell Wireline which are eliminated as Bell Wireless and Bell Wireline are being combined to form one single segment called Bell CTS. Inter-segment revenues between Bell Wireless and Bell Wireline are a component of total BCE inter-segment revenues.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 25

Bell CTS operating costs

The term Bell CTS operating costs does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Bell CTS operating costs as BCE consolidated operating costs, less Bell Media operating costs, plus total operating costs inter-segment eliminations, and less operating costs inter-segment eliminations between Bell Wireless and Bell Wireline.

We have disclosed Bell CTS operating costs for the periods from Q1 2021 to Q4 2022 because we believe this information may be useful to analysts and investors for the purpose of financial modelling and analysis of trends in business performance as a result of the segment reporting changes which will be implemented effective Q1 2023.

Effective Q1 2023, Bell CTS operating costs will be presented in the Segmented Information note disclosed in our consolidated financial statements and therefore will no longer be classified as a non-GAAP financial measure.

The most directly comparable IFRS financial measure is BCE consolidated operating costs. The following tables provide reconciliations of BCE consolidated operating costs to Bell CTS operating costs.

	Total 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

BCE consolidated operating costs	(13,975)	(4,002)	(3,436)	(3,271)	(3,266)

Less: Bell Media operating costs	2,509	760	537	595	617

Plus: Total operating costs inter-segment eliminations	(816)	(210)	(207)	(201)	(198)

Less: Operating costs inter-segment eliminations between Bell Wireless and Bell Wireline (1)	435	111	111	106	107

Bell CTS operating costs	(11,847)	(3,341)	(2,995)	(2,771)	(2,740)

	Total 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021

BCE consolidated operating costs	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)

Less: Bell Media operating costs	2,311	696	504	541	570

Plus: Total operating costs inter-segment eliminations	(764)	(194)	(194)	(188)	(188)

Less: Operating costs inter-segment eliminations between Bell Wireless and Bell Wireline (1)	380	100	98	92	90

Bell CTS operating costs	(11,629)	(3,177)	(2,870)	(2,777)	(2,805)

(1)	Represents inter-segment operating costs between Bell Wireless and Bell Wireline which are eliminated as Bell Wireless and Bell Wireline are being combined to form one single segment called Bell CTS. Inter-segment operating costs between Bell Wireless and Bell Wireline are a component of total BCE operating costs inter-segment eliminations.

Operating costs inter-segment eliminations

The term operating costs inter-segment eliminations does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define operating costs inter-segment eliminations as BCE consolidated operating costs, less Bell Wireless operating costs, less Bell Wireline operating costs, less Bell Media operating costs and plus operating costs inter-segment eliminations between Bell Wireless and Bell Wireline.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 26

We have disclosed operating costs inter-segment eliminations for the periods from Q1 2021 to Q4 2022 because we believe this information may be useful to analysts and investors for the purpose of financial modelling and analysis of trends in business performance as a result of the segment reporting changes which will be implemented effective Q1 2023.

Effective Q1 2023, operating costs inter-segment eliminations will be presented in the Segmented Information note disclosed in our consolidated financial statements and therefore will no longer be classified as a non-GAAP financial measure.

The most directly comparable IFRS financial measure is BCE consolidated operating costs. The following tables provide reconciliations of BCE consolidated operating costs to operating costs inter-segment eliminations.

	Total 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

BCE consolidated operating costs	(13,975)	(4,002)	(3,436)	(3,271)	(3,266)

Less: Bell Wireless operating costs	5,451	1,676	1,377	1,197	1,201

Less: Bell Wireline operating costs	6,831	1,776	1,729	1,680	1,646

Less: Bell Media operating costs	2,509	760	537	595	617

Plus: Operating costs inter-segment eliminations between Bell Wireless and Bell Wireline (1)	(435)	(111)	(111)	(106)	(107)

Operating costs inter-segment eliminations	381	99	96	95	91

	Total 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021

BCE consolidated operating costs	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)

Less: Bell Wireless operating costs	5,146	1,524	1,286	1,159	1,177

Less: Bell Wireline operating costs	6,863	1,753	1,682	1,710	1,718

Less: Bell Media operating costs	2,311	696	504	541	570

Plus: Operating costs inter-segment eliminations between Bell Wireless and Bell Wireline (1)	(380)	(100)	(98)	(92)	(90)

Operating costs inter-segment eliminations	384	94	96	96	98

(1)	Represents inter-segment operating costs between Bell Wireless and Bell Wireline which are eliminated as Bell Wireless and Bell Wireline are being combined to form one single segment called Bell CTS. Inter-segment operating costs between Bell Wireless and Bell Wireline are a component of total BCE operating costs inter-segment eliminations.

Bell CTS adjusted EBITDA

The term Bell CTS adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Bell CTS adjusted EBITDA as BCE consolidated operating revenues, less BCE consolidated operating costs as shown in BCE’s consolidated income statements, less Bell Media operating revenues and less Bell Media operating costs.

We have disclosed Bell CTS adjusted EBITDA for the periods from Q1 2021 to Q4 2022 because we believe this information may be useful to analysts and investors for the purpose of financial modelling and analysis of trends in business performance as a result of the segment reporting changes which will be implemented effective Q1 2023.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 27

Effective Q1 2023, Bell CTS adjusted EBITDA will be presented in the Segmented Information note disclosed in our consolidated financial statements and therefore will no longer be classified as a non-GAAP financial measure.

The most directly comparable IFRS financial measure is net earnings. The following tables provide reconciliations of net earnings to Bell CTS adjusted EBITDA.

	Total 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Net earnings	2,926	567	771	654	934

Severance, acquisition and other costs	94	19	22	40	13

Depreciation	3,660	922	914	933	891

Amortization	1,063	270	267	266	260

Finance costs

Interest expense	1,146	319	298	269	260

Net return on post-employment benefit plans	(51)	(13)	(13)	(7)	(18)

Impairment of assets	279	150	21	106	2

Other expense (income)	115	(19)	130	97	(93)

Income taxes	967	222	178	232	335

Bell Media operating revenues	(3,254)	(889)	(719)	(821)	(825)

Bell Media operating costs	2,509	760	537	595	617

Bell CTS adjusted EBITDA	9,454	2,308	2,406	2,364	2,376

	Total 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Net earnings	2,892	658	813	734	687

Severance, acquisition and other costs	209	63	50	7	89

Depreciation	3,627	925	902	905	895

Amortization	982	251	245	248	238

Finance costs

Interest expense	1,082	275	272	268	267

Net interest on post-employment benefit plans	20	5	5	5	5

Impairment of assets	197	30	-	164	3

Other income	(160)	(26)	(35)	(91)	(8)

Income taxes	1,044	249	306	236	253

Bell Media operating revenues	(3,036)	(849)	(719)	(755)	(713)

Bell Media operating costs	2,311	696	504	541	570

Bell CTS adjusted EBITDA	9,168	2,277	2,343	2,262	2,286

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 28

(2)	Non-GAAP ratios

Bell CTS adjusted EBITDA margin

The term Bell CTS adjusted EBITDA margin does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Bell CTS adjusted EBITDA margin as Bell CTS adjusted EBITDA divided by Bell CTS operating revenues. Bell CTS adjusted EBITDA and Bell CTS operating revenues are non-GAAP financial measures. For further details on these measures, see note 1, Non-GAAP financial measures above.

We have disclosed Bell CTS adjusted EBITDA margin for the periods from Q1 2021 to Q4 2022 because we believe this information may be useful to analysts and investors for the purpose of financial modelling and analysis of trends in business performance as a result of the segment reporting changes which will be implemented effective Q1 2023.

Effective Q1 2023, Bell CTS adjusted EBITDA and Bell CTS operating revenues will be presented in the Segmented Information note disclosed in our consolidated financial statements and therefore Bell CTS adjusted EBITDA margin will no longer be classified as a non-GAAP ratio.

Bell CTS capital intensity

The term Bell CTS capital intensity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Bell CTS capital intensity as Bell CTS capital expenditures divided by Bell CTS operating revenues. Bell CTS operating revenues is non-GAAP financial measure. For further details on this measure, see note 1, Non-GAAP financial measures above.

We have disclosed Bell CTS capital intensity for the periods from Q1 2021 to Q4 2022 because we believe this information may be useful to analysts and investors for the purpose of financial modelling and analysis of trends in business performance as a result of the segment reporting changes which will be implemented effective Q1 2023.

Effective Q1 2023, Bell CTS operating revenues will be presented in the Segmented Information note disclosed in our consolidated financial statements and therefore Bell CTS capital intensity will no longer be classified as a non-GAAP ratio.

BCE Supplementary Financial Information – Fourth Quarter 2022 Page 29